UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

Commission File Number: 1-12869

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Represented Employee Savings Plan for Nine Mile Point

Constellation Energy Group, Inc.

100 Constellation Way

Baltimore, Maryland 21202

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Constellation Energy Group, Inc.

100 Constellation Way

Baltimore, Maryland 21202

* The other schedules required by 29 CFR 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

Exhibit:

Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT

Date: June 22, 2009	/s/ Marcia B. Behlert
Marcia B. Behlert, Plan Administrator

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Represented Employee Savings Plan for Nine Mile Point

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Represented Employee Savings Plan for Nine Mile Point (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland

June 22, 2009

NINE MILE POINT NUCLEAR STATION, LLC
REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT
Statements of Net Assets Available for Benefits

At December 31,	2008	2007

Assets
Investments, at fair value:
Mutual funds	$42,261,711	$66,591,026
Common trust fund	17,792,094	18,050,878
CEG common stock fund	5,272,160	15,186,522
Short-term investments	2,500	5,000
Participant loans	2,102,143	2,184,937
Total investments	67,430,608	102,018,363

Receivables:
Employer contributions	27,687	21,699
Participant contributions	127,335	99,747
Accrued dividends	92,567	63,623
Net assets reflecting all investments at fair value	67,678,197	102,203,432
Adjustment from fair value to contract value for interest in common trust relating to fully benefit-responsive investment contracts	166,786	(106,687)

Net assets available for benefits	$67,844,983	$102,096,745

The accompanying notes are an integral part of these financial statements.

NINE MILE POINT NUCLEAR STATION, LLC
REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT
Statements of Changes in Net Assets Available for Benefits

Years Ended December 31,	2008	2007

ADDITIONS
Investment (Loss) Income
Dividends	$2,631,514	$4,316,540
Interest	853,392	816,261
Interest on participant loans	170,631	162,237
Net (depreciation) appreciation in fair value of investments (See note 4)	(39,646,202)	5,398,197
Total investment (loss) income	(35,990,665)	10,693,235

Contributions
Participant contributions	4,673,121	4,432,767
Participant rollover contributions	1,757,678	11,316
Employer matching contributions	1,007,027	998,476
Plan transfers in (See note 1)	355,494	110,106
Total contributions	7,793,320	5,552,665

Total	(28,197,345)	16,245,900

DEDUCTIONS
Withdrawals and distributions	(4,934,717)	(5,104,365)
Plan transfers out (See note 1)	(1,047,207)	(984,905)
Fees	(72,493)	(23,696)
Total	(6,054,417)	(6,112,966)

CHANGE IN NET ASSETS	(34,251,762)	10,132,934

Net assets available for benefits:
Beginning of year	102,096,745	91,963,811
End of year	$67,844,983	$102,096,745

The accompanying notes are an integral part of these financial statements.

Certain prior-period amounts have been reclassified to conform with the current period’s presentation.

Notes to Financial Statements

Note 1.  General Description of the Plan

The following description of the Nine Mile Point Nuclear Station, LLC (Company) Represented Employee Savings Plan for Nine Mile Point (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

On November 7, 2001, the Company, a subsidiary of Constellation Energy Group, Inc. (CEG), purchased the Nine Mile Point Nuclear Power Station from the Niagara Mohawk Power Corporation and other owners.

Consequently, a number of the participants’ balances in the Niagara Mohawk Represented Employee Savings Fund Plan were spun off to a cloned plan which was named the Represented Employee Savings Plan for Nine Mile Point.

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility — An employee must be employed by Nine Mile Point Nuclear Station, LLC, be covered by a collective bargaining agreement, and be 21 years of age with one month of service to be eligible to participate in the Plan.

Administration — The Plan Administrator is the Executive Director — Benefits Strategy of Constellation Energy Group, Inc.  The assets are held and managed by the Trustee, T. Rowe Price Trust Company (TRP).  T. Rowe Price Retirement Plan Services, Inc. provides the recordkeeping for the Plan.

Although it has not expressed any intent to do so, the Company has the right to amend or terminate the Plan at any time, subject to provisions set forth in ERISA.

Participant Contributions — Eligible participants may contribute from 2% to 50% of their eligible pay on a before-tax basis, from 2% to 15% of their eligible pay on an after-tax basis, or a combination thereof through payroll deductions.  The maximum combined contribution rate for both the before-tax and the after-tax contributions is 50%.  The maximum amount a participant can contribute to the Plan on a before-tax basis is limited per year by the Internal Revenue Service (IRS).  The limitation was $15,500 in 2008 and 2007.

Participants age 50 and older (by year end) and meeting one of the Plan’s or IRS pre-tax contribution limits are eligible to make catch-up contributions.  The catch-up contributions limit was $5,000 in 2008 and 2007.

The Plan accepts rollovers of employees’ eligible rollover distributions from other qualified plans.

Participants have the right, on a daily basis, to change the amount of their payroll deductions, effective as of the next pay period.  Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the available investment funds as provided in the Plan, and to diversify their current holdings among the investment options in the Plan.

Company Matching Contributions — Upon completion of one year of service, the Company contributes an amount equal to 50% of the participant’s first 6% of contributions.

Company contributions are initially invested in CEG Common Stock. The participant has the option to transfer the funds to other available investment options immediately.

Participant Accounts — Each participant’s account is credited with the participant’s and Company’s contributions, transfers and an allocation of investment income and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are vested immediately in all Company matching contributions, their contributions, plus actual earnings thereon.

Investment Options — Except as otherwise indicated, participants can elect to have their contributions invested in the following:

•	CEG Common Stock
•	Fidelity Diversified International Fund
•	Fidelity Dividend Growth Fund *
•	Fidelity Low Priced Stock Fund
•	PIMCO Total Return Fund — Institutional Shares
•	T. Rowe Price Equity Income Fund
•	T. Rowe Price Growth Stock Fund
•	T. Rowe Price Mid Cap Growth Fund
•	T. Rowe Price Mid Cap Value Fund
•	T. Rowe Price Retirement 2005 Fund
•	T. Rowe Price Retirement 2010 Fund
•	T. Rowe Price Retirement 2015 Fund
•	T. Rowe Price Retirement 2020 Fund
•	T. Rowe Price Retirement 2025 Fund
•	T. Rowe Price Retirement 2030 Fund
•	T. Rowe Price Retirement 2035 Fund
•	T. Rowe Price Retirement 2040 Fund
•	T. Rowe Price Retirement 2045 Fund
•	T. Rowe Price Retirement 2050 Fund
•	T. Rowe Price Retirement 2055 Fund
•	T. Rowe Price Retirement Income Fund
•	T. Rowe Price Small-Cap Value Fund
•	T. Rowe Price Stable Value Fund
•	T. Rowe Price New Horizons Fund
•	Vanguard Institutional Index

* Effective February 2009, this fund was removed as an investment option of the Plan.

CEG Common Stock — Participant and Company matching contributions are invested in Constellation Energy Group, Inc. common stock.

Investment Income — Dividends and earnings received on all other funds are automatically reinvested in the fund to which those earnings apply.

Transfers — Participants whose job status changes from or to represented and non-represented may transfer assets to or from the Represented Employee Savings Plan for Nine Mile Point and the Constellation Energy Group, Inc. Employee Savings Plan. Those transfers are recorded at fair value.

In addition, participants are allowed to initiate, on a daily basis, a transfer of the value of their contributions, including earnings, among the available investment funds.

Participant Loan Provisions — Participants may obtain a loan in any amount between a minimum of $1,000 and a maximum of $50,000, but not more than 50% of the participant’s account balance at the time of the loan. Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to 30 years for repayment.  Participants are allowed to have up to two loans outstanding at any time.  Principal and interest are repaid through regular payroll deductions or by direct payment. The interest rate for loans is equal to the prime rate plus one percent on the last day of the month preceding the month the loan is initiated.  The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan and ranges from 4.00% to 9.25% at December 31, 2008.  Loan duration ranges from January 2009 to December 2013.

Withdrawals and Distributions — Participants may, on a daily basis, elect to withdraw all or part of the stock and cash attributable to their after-tax contributions.  Contributions made on a before-tax basis may not be withdrawn until a participant attains age 59 1/2, except for death, disability, retirement, separation from service, or under certain circumstances of hardship, in which case the participant may be subject to tax penalties. Distributions to participants who retire or separate from service are automatically deferred until they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution.

Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year.  Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their before-tax account balances.  The distribution options include lump sum or installments paid monthly, quarterly, or annually for up to 10 years.

Withdrawals and distributions to participants are recorded when paid.

Administrative Costs — The Company currently pays all the administrative expenses of the Plan, including those of the Trustee.  Brokerage fees, commissions, and transfer taxes associated with the purchase, sale or transfer of shares of CEG Common Stock are borne by the participant.  Investment management expenses are deducted from the assets of the investment fund. Participants are charged a $50 loan initiation fee and may incur short-term trading fees on some investments.

The Company currently receives a reimbursement for certain plan expenses from Fidelity Investment Institutional Services Company, Inc.  This reimbursement, plus earnings thereon, will be used to offset plan expenses otherwise paid by the Company.  As of December 31, 2008 and 2007, the Plan’s assets included total reimbursements and earnings thereon of $51,682 and $63,946, respectively.  The reimbursements were used to pay Plan expenses of $67,500 and $16,900 for the years ended December 31, 2008 and 2007, respectively.

Note 2.  Significant Accounting Policies

The financial statements of the Plan are prepared under the accrual method of accounting.  The accounting principles and practices that affect the more significant elements of the financial statements are:

Contributions Receivable — Represent amounts paid and remitted in January which were attributable to compensation earned in December.

Valuation of Investments — Investments are reported at fair value with an adjustment to contract value for fully benefit-responsive investment contracts. Shares of CEG Common Stock held by T. Rowe Price Trust Company are valued as of year-end using the quoted closing market price as reported by the “NYSE—Composite Transactions” published in the eastern edition of The Wall Street Journal.  Mutual fund shares held in the Plan are valued as of year-end, using the net asset value price of such shares as quoted by the “Mutual Fund Quotations” for such date in the eastern edition of The Wall Street Journal. Participant loans are valued at amortized cost, which approximates fair value.

The Plan’s investments in the T. Rowe Price Stable Value Fund consists primarily of fully benefit-responsive investment contracts and are included in the financial statements at contract value, which represents cost plus accrued income minus redemptions. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Shares of CEG common stock are purchased on the open market, through new issuances, or by other acquisition.  Mutual fund shares are purchased on the open market, except the Trustee may purchase from time to time a small number of shares at current market value from participants making withdrawals or exchanges or obtaining loans from the Plan.  The cost of CEG common stock and mutual fund shares sold as a result of participant distributions, withdrawals, exchanges or loans, is determined under the average cost method.

Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Reclassifications — 2007 investment income was reclassified to separately disclose interest income consistent with the 2008 presentation.

Accounting Standards Adopted — Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements. Fair value is the price that the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

SFAS No. 157 also creates a fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of the fair value hierarchy are as follows:

•                  Level 1—Unadjusted quoted prices available in active markets at the measurement date for identical assets or liabilities.

•                  Level 2—Pricing inputs, other than quoted prices included within Level 1, which are either directly or indirectly observable as of the reporting date.

•                  Level 3—Significant inputs that are generally not observable from market activity.

The Plan determines the fair value of its assets using unadjusted quoted prices in active markets (Level 1) or pricing inputs that are observable (Level 2) whenever that information is available. The Plan uses unobservable inputs (Level 3) to estimate fair value only when relevant observable inputs are not available.

The Plan classifies assets within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of each individual asset taken as a whole. The Plan determines fair value for assets classified as Level 1 by multiplying the market price by the quantity of the asset. The Plan primarily determines fair value measurements classified as Level 2 or Level 3 using the income valuation approach, which involves discounting estimated cash flows using assumptions that market participants would use in pricing the asset.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total Net Fair Value
Mutual Funds	$42,261,711	$—	$—	$42,261,711
Common / Collective Trust	—	17,792,094	—	17,792,094
CEG Common Stock Fund	5,272,160	—	—	5,272,160
Participant Loans	—	—	2,102,143	2,102,143
Total	$47,533,871	$17,792,094	$2,102,143	$67,428,108

Short-term investments of $2,500 as of December 31, 2008 are in cash and therefore are excluded from the table above.

Following is a description of the valuation methodologies used for assets measured at fair value:

•      Mutual Funds— Valued at the net asset value price of shares held by the Plan at year end.

•                  Common/Collective Trust— The Plan’s common / collective trust consists solely of the T. Rowe Price Stable Value Common Trust Fund. This common / collective trust is mostly comprised of synthetic investment contracts (SICs). SICs are generally valued at the market value at the close of business on the valuation date. However, SICs can include debt securities. Debt securities generally are traded in the over-the-counter market. Debt securities with original maturities of one year or more at the time of acquisition are valued at prices furnished by dealers who make markets in such securities or by an independent pricing service, which considered the yield or price of bonds of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities. Debt securities with remaining maturities of less than one year at the time of acquisition generally use amortized cost to approximate fair value. However, if amortized cost is deemed not to reflect fair value, the securities are valued at prices furnished by dealers who make markets in such securities or by an independent pricing service. Since the lowest level of input that is significant to the fair value measurement of the common / collective trust is Level 2, the Plan classified this common / collective trust as Level 2.

•                  CEG Common Stock Fund — Valued at the quoted closing market price reported on the active market on which the individual securities are traded.

•                  Participant Loans— Valued at amortized cost, which approximates fair value.

•                  Short-term Investments — Valued at quoted prices in active markets for identical assets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Participant Loans
Balance, beginning of year	$2,184,937
Purchases, sales, issuances, and settlements (net)	(82,794)
Balance, end of year	$2,102,143

Note 3.  Tax Status

The Company received the latest favorable determination letter from the IRS, dated July 21, 2004, with respect to the Plan as restated effective January 7, 2001, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) and exempting the Plan from federal income tax under Section 501 of the Code. Although the Plan has been amended since September 1, 2004, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.  As such, no provision for income taxes has been included in the Plan’s financial statements.

Note 4.  Investments

Investments which exceed 5% of the Plan’s net assets as of December 31, 2008 and 2007, include:

At December 31, 2008

Identity of Issue	Units/Shares	Current Value
CEG Common Stock Fund	210,130	$5,272,160
T. Rowe Price Stable Value Common Trust Fund	17,792,094	17,792,094
Fidelity Diversified International Fund	231,412	4,977,670
Fidelity Dividend Growth Fund	254,383	4,016,707
T. Rowe Price Equity Income Fund	200,796	3,429,603
T. Rowe Price Growth Stock Fund	340,112	6,543,754
Vanguard Institutional Index	74,748	6,169,706

At December 31, 2007

Identity of Issue	Units/Shares	Current Value
CEG Common Stock Fund	148,090	$15,186,522
T. Rowe Price Stable Value Common Trust Fund	18,050,878	18,050,878
Fidelity Diversified International Fund	235,931	9,413,218
Fidelity Dividend Growth Fund	255,444	7,510,057
Fidelity Low Priced Stock Fund	129,792	5,338,358
T. Rowe Price Growth Stock Fund	340,004	11,439,312
Vanguard Institutional Index	75,652	10,147,937

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

Identity of Issue	2008	2007
CEG Common Stock Fund	$(12,668,705)	$4,908,811
Mutual Funds	(26,977,497)	489,386
Total	$(39,646,202)	$5,398,197

Note 5.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 6. Litigation

In the fall of 2008, multiple class action lawsuits were filed in the United States District Courts for the District of Maryland and the Southern District of New York against Constellation Energy; Mayo A. Shattuck III, Constellation Energy’s Chairman of the Board, President and Chief Executive Officer; and others in their roles as fiduciaries of the Constellation Energy Group, Inc. Employee Savings Plan and Represented Employee Savings Plan for Nine Mile Point (the Savings Plans). The actions, which have been consolidated into one action in Maryland (the Consolidated Action), allege that the defendants, in violation of various sections of ERISA, breached their fiduciary duties to prudently and loyally manage the Savings Plans’ assets by designating Constellation Energy common stock as an investment, by failing to properly provide accurate information about the investment, by failing to properly monitor the investment and by failing to properly monitor other fiduciaries. The Consolidated Action seeks to compel the defendants to reimburse the plaintiffs and the Savings Plans for all losses resulting from the defendants’ breaches of fiduciary duty, to impose a constructive trust on any unjust enrichment, to award actual damages with pre- and post-judgment interest, to award appropriate equitable relief including injunction and restitution and to award costs and expenses, including attorneys’ fees. We are unable at this time to determine the ultimate outcome of the Consolidated Action or its possible effects on the Plan.

Note 7.  Related Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price, a division of which is also the Plan Trustee.  These transactions qualify as party-in-interest transactions.

During 2008, the Plan purchased 113,510 common shares of CEG for $5,891,889 and sold 51,470 shares for $4,868,944.  During 2007, the Plan purchased 53,552 common shares of CEG for $4,615,190 and sold 48,119 shares for $3,436,959.

Note 8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500 filing with the IRS and Department of Labor as of December 31, 2008 and 2007:

At December 31, 2008

Net assets available for benefits per the financial statements	$67,844,983
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(166,786)
Less: contributions receivable	(155,022)
Net assets available for benefits per the Form 5500	$67,523,175

At December 31, 2007

Net assets available for benefits per the financial statements	$102,096,745
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	106,687
Less: contributions receivable	(121,446)
Net assets available for benefits per the Form 5500	$102,081,986

The following is a reconciliation of contributions per the financial statements to the Form 5500 as of December 31, 2008:

Year ended December 31, 2008

Contributions per the financial statements	$7,793,320
Less: contributions receivable at December 31, 2008	(155,022)
Plus: contributions receivable at December 31, 2007	121,446
Contributions per the Form 5500	$7,759,744

The following is a reconciliation of investment loss per the financial statements to the Form 5500 for the year ended December 31, 2008:

Year ended December 31, 2008

Investment loss per the financial statements	$(35,990,665)
Plus: current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(166,786)
Less: prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(106,687)
Investment loss per the Form 5500	$(36,264,138)

NINE MILE POINT NUCLEAR STATION, LLC (EIN 52-2303044)
REPRESENTED EMPLOYEE SAVINGS PLAN FOR NINE MILE POINT
Schedule H, line 4i - Schedule of Assets (Held at End of Year)

	Identity of Issue	Cost	Current Value
Mutual Funds
	Fidelity Diversified International Fund	$8,784,342	$4,977,670
	Fidelity Dividend Growth Fund	7,148,716	4,016,707
	Fidelity Low Priced Stock Fund	5,590,898	3,281,763
	PIMCO Total Return Fund — Institutional Shares	3,233,358	3,075,854
*	T. Rowe Price Equity Income Fund	5,330,333	3,429,603
*	T. Rowe Price Growth Stock Fund	11,005,435	6,543,754
*	T. Rowe Price Mid Cap Growth Fund	3,245,181	2,033,666
*	T. Rowe Price Mid Cap Value Fund	2,609,340	1,734,028
*	T. Rowe Price New Horizon Fund	1,200,535	743,040
*	T. Rowe Price Retirement 2005 Fund	1,448	1,211
*	T. Rowe Price Retirement 2010 Fund	894,434	648,515
*	T. Rowe Price Retirement 2015 Fund	2,193,040	1,502,231
*	T. Rowe Price Retirement 2020 Fund	2,503,211	1,636,417
*	T. Rowe Price Retirement 2025 Fund	1,594,490	1,001,154
*	T. Rowe Price Retirement 2030 Fund	548,971	353,138
*	T. Rowe Price Retirement 2035 Fund	83,169	54,808
*	T. Rowe Price Retirement 2040 Fund	149,554	99,724
*	T. Rowe Price Retirement 2045 Fund	42,271	27,577
*	T. Rowe Price Retirement 2050 Fund	432	292
*	T. Rowe Price Retirement 2055 Fund	623	456
*	T. Rowe Price Retirement Income Fund	53,965	44,744
*	T. Rowe Price Small-Cap Value Fund	1,287,929	885,653
	Vanguard Institutional Index	9,797,969	6,169,706
	Subtotal Mutual Funds	67,299,644	42,261,711
Common / Collective Trusts
*	T. Rowe Price Stable Value Common Trust Fund	17,792,094	17,792,094
	Subtotal Common / Collective Trusts	17,792,094	17,792,094
Company Stock
*	Constellation Energy Group, Inc.	16,206,624	5,272,160
	Subtotal Company Stock	16,206,624	5,272,160
Short Term Investments
*	T. Rowe Price Short Term Settlement Account	2,500	2,500
	Subtotal Short Term Investments	2,500	2,500
Loans
*	Participant Loans
	Interest Range 4.00 — 9.25%
	Maturity Date Range January 2009 – December 2013	—	2,102,143
	Subtotal Participant Loans	—	2,102,143
	Grand Total	$101,300,862	$67,430,608

*       Represents party-in-interest